Exhibit 99.1

NANO DIMENSION LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Nano Dimension Ltd. (the “Company”) will be held at the offices of the Company at 2 Ilan Ramon, Ness Ziona 7403635, Israel (the “Company’s Registered Address”), on September 7, 2023, at 03:00pm, Israel time.

The Meeting is being called for the following purposes:

1.	To re-appoint Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent auditor firm of the Company until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting;

2.	To re-elect Messrs. Yoav Nissan Cohen, Oded Gera and Col. (Res.) Channa (Hanny) Caspi as Class III directors for a three-year term.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of the Company for the year ended December 31, 2022 and the Company’s annual report for the year 2022 will be presented to, and considered by, the Company’s shareholders.

Board Recommendation

The Company’s board of directors (the “Board of Directors”) unanimously recommends that you vote in favor of all proposals, which are described in the attached Proxy Statement.

Record Date

Shareholders of record at the close of business on July 31, 2023 (the “Record Date”) are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Each of Proposals No. 1 and 2 to be presented at the Meeting requires a Simple Majority, as defined in the Proxy Statement herein, of votes in person or by proxy at the Meeting.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares of a nominal value of NIS 5.00 each (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market (“Nasdaq”), in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board of Directors recommends a “FOR.”

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Israeli Companies Law, 5759-1999 regulations (proxy and positions statements), by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders holding Ordinary Shares may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership that complies with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760 – 2000, as amended, as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Mr. Itay Mandel, the Company’s Global Head of Legal, or Mr. Tomer Pinchas, the Company’s Chief Operating Officer, e-mail address: itay.mandel@nano-di.com or tomer.p@nano-di.com, respectively, not less than 48 hours prior to the Meeting. In addition, shareholders of record (other than the Bank of New York Mellon) can surrender their shares with the Bank of New York Mellon in order to convert such shares to ADSs and vote as a holder of ADSs with the Bank of New York Mellon, provided such shareholders of record complete such conversion and registration of said shares to ADSs with the Bank of New York Mellon prior to the Record Date. ADS holders should return their proxies by the date set forth on their voting instruction card.

You may also request a copy of the materials relating to our Meeting, including this Proxy Statement and form of proxy for the Meeting, by contacting the Company’s Chief Operating Officer, e-mail address: tomer.p@nano-di.com.

ADS holders should return their proxies by the date set forth on their voting instruction form.

If you have any questions regarding how to vote your shares, please call Innisfree M&A Incorporated, our proxy solicitor at (877) 717-3923 (in the United States and Canada) or +1 (412) 232-3561 (all other countries).

Sincerely,

Yoav Stern, Chairman of the Board of Directors

July 24, 2023